SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _)*

Applied Digital Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

038169 207
(CUSIP Number)

Jason Zhang
c/o Applied Digital Corporation
3811 Turtle Creek Blvd., Suite 2100
Dallas, TX 75219
(214) 556-2465
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038169 207	13D	Page 2 of 6 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jason Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)
(b)
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,562,874*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,562,874*
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,562,874*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14.		TYPE OF REPORTING PERSON IN
* Excludes (i) 240,000 restricted stock units, one-third of which will vest on April 4, 2024, and one-sixth of which will vest on each of October 4, 2024, April 4, 2025, October 4, 2025 and April 4, 2026 and (ii) 613,152 restricted stock units which will vest on November 7, 2024.

CUSIP No. 038169 207	13D	Page 3 of 6 Pages

Item 1. Security and Issuer.

    This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Applied Digital Corporation (the “Issuer”). The Issuer’s principal executive office is located at 3811 Turtle Creek Blvd., Suite 2100, Dallas, TX 75219.

Item 2. Identity and Background.

    Jason Zhang (the “Reporting Person”) is an individual who serves as a consultant to the Issuer, and has a principal business address c/o Applied Digital Corporation, 3811 Turtle Creek Blvd., Suite 2100, Dallas, TX 75219. The Reporting Person is also a private investor in other entities. During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

    Prior to November 7, 2023, the Reporting Person beneficially owned 3,176,026 outstanding shares of Common Stock and had been granted (1) 5,000,000 restricted stock units (“RSUs”), of which 4,386,848 vested on November 7, 2023 and 613,152 will vest on November 7, 2024 and (2) 240,000 RSUs one-third of which will vest on April 4, 2024, and one-sixth of which will vest on each of October 4, 2024, April 4, 2025, October 4, 2025 and April 4, 2026, in each case by the Issuer in connection with the Reporting Person’s consulting services rendered to the Issuer. As of November 7, 2023, the Reporting Person beneficially owned 7,562,874 shares of Common Stock, which is equal to 6.8% of the outstanding shares of Common Stock.

Item 4. Purpose of Transaction.

    The Reporting Person does not at the present time have any plans or proposals which relate to or would result in:

CUSIP No. 038169 207	13D	Page 4 of 6 Pages

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except the acquisition of Common Stock that may be acquired by, directly or upon the exercise of stock options granted to, an affiliate of the Reporting Persons as compensation for service as a member of the Issuer’s board of directors;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

    (a)-(b)    As of the date hereof and as more fully described in Item 3 above, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 7,562,874 shares over all of which securities he has sole voting and dispositive power.

    The 7,562,874 shares of Common Stock beneficially owned by the Reporting Person represent 6.8% of the issued and outstanding shares of Common Stock based on 106,300,245 shares of Common Stock outstanding as of October 9, 2023 as set forth in the Issuer’s Annual Report on Form 10-K/A, Amendment No. 1, as filed with the Securities and Exchange Commission on October 12, 2023 plus 4,386,848 shares issued to the Reporting Person on November 7, 2023 upon vesting of RSUs as described in this Schedule 13D.

(c)    Except for issuance of 4,386,848 shares of Common Stock upon the vesting of RSUs on November 7, 2023 and the open market sale by the Reporting Person set forth below, there have been no transactions in the securities of the Issuer by the Reporting Person during the past sixty days:

Date	Security	Number of Shares Purchased	Price per Share
11/2/23	Common Stock	80,400	$5.07

CUSIP No. 038169 207	13D	Page 5 of 6 Pages

(d)    None.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
    None.

Item 7. Material to be Filed as Exhibits.

    None.

CUSIP No. 038169 207	13D	Page 6 of 6 Pages

SIGNATURE

    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: November 17, 2023
/s/ Jason Zhang
Jason Zhang